CONSENT OF NORWEST CORPORATION

The undersigned hereby consents to the use of its name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of NovaGold Resources Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

  The technical report dated August 13, 2003, as amended September 22, 2003, titled “Preliminary Economic Study, Rock Creek Project, Nome, Alaska” prepared by Norwest Corporation (the “Amended Report”);

  The final prospectus of the Company dated September 25, 2003, which incorporates by reference the Amended Report; and

  The material change report and press release of the Company dated June 4, 2003, which include reference to undersigned’s name in connection with information relating to the Rock Creek Project.

Dated October 16, 2003, at Calgary, Alberta

NORWEST CORPORATION

/s/ Ken Kuchling
Ken Kuchling
Project Manager, Rock Creek